                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, Inc.
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   (Last)                           (First)             (Middle)

   85 Broad Street
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                                    (Street)

   New York,                         New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   AMF Bowling, Inc.
   (PIN)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   December/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   12/28/99 |   P    |   |      500      |  A  |   $2.8125|      01      |    01   |    01    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |        |        |       |                 |                 |                      |        |9.      |10.   |      |
              |        |        |       |                 |                 |                      |        |Number  |Owner-|      |
              |        |        |       |                 |                 |                      |        |of      |ship  |      |
              |2.      |        |       |                 |                 |                      |        |Deriv-  |of    |      |
              |Conver- |        |       | 5.              |                 |7.                    |        |ative   |Deriv-|11.   |
              |sion    |        |       | Number of       |                 |Title and Amount      |        |Secur-  |ative |Nature|
              |or      |        |       | Derivative      |6.               |of Underlying         |8.      |ities   |Secur-|of    |
              |Exer-   |        |4.     | Securities      |Date             |Securities            |Price   |Bene-   |ity:  |In-   |
              |cise    |3.      |Trans- | Acquired (A)    |Exercisable and  |(Instr. 3 and 4)      |of      |ficially|Direct|direct|
              |Price   |Trans-  |action | or Disposed     |Expiration Date  |----------------------|Deriv-  |Owned   |(D) or|Bene- |
1.            |of      |action  |Code   | of (D)          |(Month/Day/Year) |             |Amount  |ative   |at End  |In-   |ficial|
Title of      |Deriv-  |Date    |(Instr | (Instr. 3,      |-----------------|             |or      |Secur-  |of      |direct|Owner-|
Derivative    |ative   |(Month/ |8)     | 4 and 5)        |Date    |Expira- |             |Number  |ity     |Month   |(I)   |ship  |
Security      |Secur-  |Day/    |------ | ----------------|Exer-   |tion    |             |of      |(Instr. |(Instr. |(Instr|(Instr|
(Instr. 3)    |ity     |Year)   |Code |V|    (A)  |  (D)  |cisable |Date    |Title        |Shares  |5)      |4)      |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
0% Convertible|        |        |     | |         |       |        |        |             |        |        |        |      |      |
Debentures due|        |        |     | |         |       |        |        |             |        |        |        |      |      |
2018          |   02   |        |     | |         |       | Immed. |5/12/18 |Common Stock | 02,03  |        |   03   | 01,03| 01,03|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to   |        |        |     | |         |       |        |        |             |        |        |        |      |      |
purchase      |        |        |     | |         |       |        |        |             |        |        |        |      |      |
Common Stock  | $0.01  |        |     | |         |       | Immed. |5/1/06  |Common Stock | 870,000|        | 870,000| 01,04| 01,04|
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP II"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Bridge Street Fund 1995, L.P. ("Bridge Street 1995"), Bridge Street Fund 1996, L.P. ("Bridge Street 1996"), Stone Street Fund 1995, L.P. ("Stone Street 1995"), Stone Street Fund 1996, L.P. ("Stone Street 1996" and, together with GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996 and Stone Street 1995, the "Limited Partnerships"), Stone Street 1995, L.L.C. ("Stone 1995 LLC"), Stone Street 1996, L.L.C. ("Stone 1996 LLC"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", and together with GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Stone Street 1995, Bridge Street 1996, Stone Street 1996, Stone 1995 LLC, Stone 1996 LLC, GS Advisors, GS Advisors II, GS oHG and Goldman Sachs, the "Reporting Persons"). The principal business address of each of GS Group, GSCP II, Bridge Street 1995, Stone Street 1995, Bridge Street 1996, Stone Street 1996, Stone 1995 LLC, Stone 1996 LLC, GS Advisors and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore, and GS Advisors II is c/o Maples and Calder, P.O. Box 309, Grand Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:


01: The securities reported herein as purchased were purchased and may be deemed to be beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 1,000 shares of Common Stock. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 44,062,619 shares of Common Stock through the Limited Partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of GSCP II, GSCP II Germany and GSCP II Offshore. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The Reporting Persons other than Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned directly by Goldman Sachs. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 28,404,248 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 11,291,852 shares of Common Stock. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 1,047,698 shares of Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1995 may be deemed to own beneficially and directly and its managing general partner, Stone 1995 LLC, may be deemed to own beneficially and indirectly 747,762 shares of Common Stock. Stone 1995 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly and its managing general partner, Stone 1996 LLC, may be deemed to own beneficially and indirectly 770,465 shares of Common Stock. Stone 1996 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1995 may be deemed to own beneficially and directly and its general partner, Stone 1995 LLC, may be deemed to own beneficially and indirectly 664,502 shares of Common Stock. Stone 1995 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in therein.

Stone Street 1996 may be deemed to own beneficially and directly and its general partner, Stone 1996 LLC, may be deemed to own beneficially and indirectly 1,136,092 shares of Common Stock. Stone 1996 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

02: The conversion rate of the Zero Coupon Convertible Debentures due 2018 (the "Debentures") is 9.1469 shares of Common Stock per $1,000 aggregate principal amount at maturity of Debentures. The Debentures are convertible at any time prior to maturity.

03: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 1,825,611 shares of Common Stock by reason of the ownership by the Limited Partnerships of $199,588,000 principal amount in Debentures. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 1,176,867 shares of Common Stock by reason of the ownership by GSCP II of $128,663,000 in principal amount of Debentures. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 467,846 shares of Common Stock by reason of the ownership by GSCP II Offshore of $51,148,000 in principal amount of Debentures. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 43,411 shares of Common Stock by reason of the ownership by GSCP II Germany of $4,746,000 in principal amount of Debentures. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1995 may be deemed to own beneficially and directly and its managing general partner, Stone 1995 LLC, may be deemed to own beneficially and indirectly 30,980 shares of Common Stock by reason of the ownership by Bridge Street 1995 of $3,387,000 in principal amount of Debentures. Stone 1995 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly and its managing general partner, Stone 1996 LLC, may be deemed to own beneficially and indirectly 31,923 shares of Common Stock by reason of the ownership by Bridge Street 1996 of $3,490,000 in principal amount of Debentures. Stone 1996 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1995 may be deemed to own beneficially and directly and its general partner, Stone 1995 LLC, may be deemed to own beneficially and indirectly 27,523 shares of Common Stock by reason of the ownership by Stone Street 1995 of $3,009,000 in principal amount of Debentures. Stone 1995 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1996 may be deemed to own beneficially and directly and its general partner, Stone 1996 LLC, may be deemed to own beneficially and indirectly 47,061 shares of Common Stock by reason of the ownership by Stone Street 1996 of $5,145,000 in principal amount of Debentures. Stone 1996 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

04: GS Group may be deemed to own beneficially and directly 870,000 shares of Common Stock because of its beneficial ownership of warrants to purchase 870,000 shares of Common Stock at a purchase price of $.01 per share, such number of shares is subject to adjustment due to the rights offering in accordance with the terms of the warrants. These warrants are immediately exercisable, and will expire on May 1, 2006. The Reporting Persons other than GS Group disclaim beneficial ownership of the securities reported herein.

Signature:

GOLDMAN, SACHS & CO.

 By: s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.

By:  s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GS ADVISORS, L.P.

By:  s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GS ADVISORS II (CAYMAN), L.P.

By:  s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.

By:  s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.

By:  s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG

By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


STONE STREET FUND 1995, L.P.


By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


STONE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


BRIDGE STREET FUND 1995, L.P.


By:  s/  Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


STONE STREET 1995, L.L.C.


By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


STONE STREET 1996, L.L.C.

By:  s/ Hans L. Reich
     -------------------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


Date:  January 10, 2000

                               POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 1995, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET FUND 1995, L.P.

By: Stone Street 1995, L.L.C.



By:  s/ Kaca B. Enquist
     -----------------------
     KACA B. ENQUIST,  Vice President

                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 1996, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET  FUND 1996, L.P.

By: Stone Street 1996, L.L.C.



By:  s/ Kaca B. Enquist
     --------------------
     KACA B. ENQUIST,  Vice President

                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that BRIDGE STREET FUND 1995, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


BRIDGE STREET FUND 1995, L.P.

By:  Stone Street 1995, L.L.C.



By:  s/ Kaca B. Enquist
     ---------------------
     KACA B. ENQUIST, Vice President

                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that BRIDGE STREET FUND 1996, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


BRIDGE STREET FUND 1996, L.P.

By:  Stone Street 1996, L.L.C.



By:  s/ Kaca B. Enquist
     ---------------------
     KACA B. ENQUIST, Vice President

                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 1995, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET 1995, L.L.C.



By:  s/ Kaca B. Enquist
     ---------------------
     KACA B. ENQUIST,  Vice President

                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 1996, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET 1996, L.L.C.



By:  Kaca B. Enquist
     ------------------
     KACA B. ENQUIST,  Vice President





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.